Exhibit 12.1

CARDINAL HEALTH, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except for ratios)	Fiscal Year Ended June 30,					For the Six Months Ended,
	2005	2006	2007	2008	2009	December 31, 2009
Earnings before income taxes and discontinued operations	$1,374.4	$1,316.3	$815.3	$1,295.1	$1,159.8	$540.0
Plus fixed charges:
Interest expense	87.2	102.5	108.2	143.4	118.4	62.1
Capitalized interest	4.8	4.1	10.5	13.5	5.1	1.1
Amortization of debt offering costs	3.4	3.4	7.4	3.5	3.8	6.6
Interest portion of rent expense	19.7	16.8	15.6	12.2	11.1	3.4

Fixed charges	115.1	126.8	141.7	172.6	138.4	73.2

Plus amortization of capitalized interest	3.2	2.9	1.3	1.5	2.5	3.3
Less capitalized interest	(4.8)	(4.1)	(10.5)	(13.5)	(5.1)	(1.1)

Earnings	$1,487.9	$1,441.9	$947.8	$1,455.7	$1,295.6	$615.4

Ratio of earnings to fixed charges(1)	12.9	11.4	6.7	8.4	9.4	8.4

(1)

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes and discontinued operations plus fixed charges and capitalized interest. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense which is deemed to be representative of the interest factor. Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.